
SEC MAIL
RECEIVED
SEP 27 2007
WASH. D.C.
161
SECTION
PROCESSING


07008475

SECURI ON

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 44352

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Onyx Partners, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9901 Covington Cross Drive, Suite 190
(No. and Street)

Las Vegas	Nevada	89144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew J. Astrachan, President (702) 365-6699
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

De Joya Griffith and Company, LLC.
(Name – *if individual, state last, first, middle name*)

2580 Anthem Village Dr.	Henderson	Nevada	89052
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 13 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

CJ 11/9

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew J. Astrachan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Onyx Partners, Incorporated, as of June 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public



CATHY M. DANIELS
Notary Public, State of Nevada
Appointment No. 08-96368-1
My Appt. Expires Feb 26, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
SEP 2 7 2007
WASH, D.C.
161
SECTION

ONYX PARTNERS, INCORPORATED
(SEC Identification No. 8-44352)

Independent Registered Public Accounting Firm
AUDITORS REPORT

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

June 30, 2007

ONYX PARTNERS, INCORPORATED

Table of Contents


De Joya Griffith & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Onyx Partners, Incorporated
Las Vegas, Nevada

We have audited the accompanying statement of financial condition of Onyx Partners, Incorporated as of June 30, 2007 and the related statements of operations, stockholder's equity and cash flows for the years June 30, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement (examining on a test basis, evidence supporting the amounts and disclosures in the financial statements.) We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Onyx Partners, Incorporated as of June 30, 2007 and the related statements of operations, stockholders' equity and cash flows for the years June 30, 2007 and 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 10 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission and rule 260.237.1 of the California Corporate Securities Law of 1968. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a while.

De Joya Griffith & Company, LLC
Henderson, Nevada

August 23, 2007

ONYX PARTNERS, INCORPORATED
BALANCE SHEET
JUNE 30, 2007

ASSETS

Current assets		
Cash	$	392,120
Prepaid expense		3,621
Total current assets		395,741
Property and equipment, net		-
Other assets		
Security deposit		63,118
Total assets	$	458,859

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	520
Total current liabilities		520
Commitments and contingencies		-
Stockholder's equity		
Common stock; no par value; 100,000 shares authorized, 2,000 issued and outstanding		137,000
Retained earnings		321,339
Total stockholder's equity		458,339
Total liabilities and stockholder's equity	$	458,859

See Accompanying Notes to Financial Statements

ONYX PARTNERS, INCORPORATED
STATEMENTS OF OPERATIONS

	For the Year Ended June 30, 2007	For the Year Ended June 30, 2006
Revenues		
Fee income	$ --	$ 760,000
Cost of revenues	--	--
Gross profit	--	760,000
Operating expenses		
Employee compensation and benefits	85,000	402,796
Professional fees	21,119	119,653
Payroll taxes	6,670	22,217
Communications	13,211	17,937
Office supplies and expense	5,488	8,800
Occupancy and equipment rental	3,088	1,603
Travel and entertainment	420	1,861
Other operating expenses	17,181	35,961
Total operating expenses	152,177	610,828
Income (Loss) before provision for income taxes	(152,177)	149,172
Other income	13,927	7,666
Provision for income taxes		
Current	--	3,582
Deferred	--	20,700
Total provision for income taxes	--	24,282
Net income (loss)	$ (138,250)	$ 132,556
Basic income (loss) per common share	$ (69.13)	$ 66.28
Basic weighted average common shares outstanding	2,000	2,000

See Accompanying Notes to Financial Statements

ONYX PARTNERS, INCORPORATED
STATEMENT OF STOCKHOLDER'S EQUITY
JUNE 30, 2007

	Common Stock			Retained	Total Stockholder's
	Shares		Amount	Earnings	Equity
Balance, June 30, 2006	2,000	$	137,000	459,589	$ 596,589
Net loss	--		--	(138,250)	(138,250)
Balance, June 30, 2007	2,000	$	137,000	$ 321,339	$ 458,339

See Accompanying Notes to Financial Statements

ONYX PARTNERS, INCORPORATED
STATEMENTS OF CASH FLOWS

	For the Year Ended June 30, 2007	For the Year Ended June 30, 2006
Cash flows from operating activities:		
Net loss	$ (138,250)	$ 132,556
Adjustments to reconcile net loss to net cash used by operating ativities:		
Deferred income taxes	–	20,700
Depreciation	1,718	1,713
Changes in operating assets and liabilities:		
Change in security deposit	–	1,888
Change in prepaid expenses	1,025	(1,360)
Change in accounts payable	(6,561)	
Change in accrued expenses		(146,844)
Change in income tax payable	(4,158)	(4)
Net cash used by operating activities	(146,226)	8,649
Net change in cash	(146,226)	8,649
Cash, beginning of period	538,346	529,697
Cash, end of period	$ 392,120	$ 538,346

See Accompanying Notes to Financial Statements

ONYX PARTNERS, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION

Onyx Partners, Inc., a California corporation, was formed in August 1990 and was granted its registration as a broker-dealer in securities under the Security Exchange Act of 1934 in December 1991. Onyx Partners, Incorporated (the "Company") is qualified as a broker-dealer with the National Association of Securities Dealers in May 1993.

In connection with its activities as a broker-dealer, the Company intends to hold no funds or securities for customers, and does not intend to execute or clear customer transactions. Accordingly, it is exempt from provisions of SEC Rule 15c3-3 relating to the physical possession or control of such funds or securities.

The Company is also a registered investment advisor with the California Department of Corporations. For investment adviser purposes, the Company itself holds no funds or securities for customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Definition of Fiscal Year:

The Company's fiscal year is June 30.

Cash and Cash Equivalents:

Cash equivalents consist of highly liquid investments with maturities of three months or less from the date of acquisition. Cash and cash equivalents are on deposit with financial institutions without restrictions.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported period. Actual results could differ from these estimates.

Concentration of credit risk:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash. The Company maintains cash balances at financial institutions that may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation.

ONYX PARTNERS, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition:

Revenue is recognized when earned and realization is reasonably assured.

Property and Equipment:

The cost of property and equipment is depreciated over the estimated useful lives of the assets over a seven year period.

Property and equipment as of June 30, 2007 consist of the following:

Furniture and equipment	$ 152,898
Less accumulated depreciation	(152,898)
Total property and equipment	$ -0-

Income Taxes:

The Company determines its income taxes pursuant to the provisions of Statement Financial Accounting Standards No. 109 "*Accounting for Income Taxes*"; this Statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. It requires deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years and for carry forwards. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

In May 2005, the Financial Accounting Standards Board (FASB) issued Statement No. 154, "*Accounting Changes and Error Corrections*" (SFAS 154). SFAS No. 154 replaces Accounting Principles Board Opinion No. 20, "*Accounting Changes*" (APB 20) and SFAS No. 3, "*Reporting Accounting Changes in Interim Financial Statements*", and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. The correction of an error in previously issued financial

ONYX PARTNERS, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS (continued)

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statements No. 109*" (FIN 48), which clarifies the accounting for uncertainty in tax positions. This interpretation requires that we recognize in our financial statements, the benefit of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 become effective as of the beginning of our 2007 fiscal year. We are currently evaluating the impact that FIN 48 will have on our financial statements.

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, "*Fair Value Measurements*". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure about fair values. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management believes that the adoption of SFAS No. 157 will not have a material impact on the financial results of the Company.

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115*" (FAS 159). FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The provisions of FAS 159 become effective as of the beginning of our 2008 fiscal year. Management believes that the adoption of SFAS No. 159 will not have a material impact on the financial results of the Company.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the year ended June 30, 2007, the Company did not receive any consulting fees based upon this affiliation. The Company is currently not receiving any fees and is in revenue transition. The Company's ability to generate revenue in the future is uncertain.

NOTE 5 – LEASE COMMITMENTS

The Company leases office space in Hollywood, California, under a non-cancelable operating lease agreement expiring in November 2007. The amount of rent due through the end of the lease is approximately $31,000. The Company subleases its office space to an unrelated third party. The sublease is equal to the entire amount of the Company's lease commitment for which future payments on the subleased space, expected to be received, are $31,000 through the end of the lease term. As a result the Company incurred no rent expense during the year ended June 30, 2007.

The Company also makes monthly payments on an auto lease amounting to $988 per month. The term of this lease expires in November 2007.

ONYX PARTNERS, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

NOTE 5 – LEASE COMMITMENTS (continued)

During 2007, the Company used office space in Las Vegas, Nevada at no cost. The office space is owned by a non-related party. It has not been determined if this arrangement will continue in future periods.

NOTE 6 – INCOME TAXES

The principle differences between the income tax provisions at statutory federal tax rates and the effective tax rate are non-deductible entertainment expenses, graduated tax rates, and state income taxes. For the years ended June 30, 2007 and 2006, the Company no longer had any material deferred tax assets or liabilities.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, of no less than the greater of $100,000 or 6.667% of aggregate indebtedness and a maximum ratio aggregate indebtedness to net capital of 12-to-1. Also in accordance with the Securities and Exchange Commission Uniform Net Capital Rule 17a-11, the Company must maintain 120% of its minimum net capital requirement. At June 30, 2007, the Company has net capital, as defined, of $391,600, which was in excess of its required net capital by $291,600. The Company's ratio of aggregate indebtedness to net capital at June 30, 2007 was .0013 to 1 (see schedule 1 in supplemental information).

ONYX PARTNERS, INCORPORATED

SUPPLEMENTAL INFORMATION TO FINANCIAL STATEMENTS

ONYX Partners, Incorporated
SCHEDULE I - COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS
June 30, 2007

	Total stockholder's equity qualified for net capital	$	458,339
	Additions		-
	Total		458,339
Deductions			
	Prepaid Expenses		3,621
	Security Deposits		63,118
			66,739
Net Capital			391,600
Minimum net Capital required			100,000
Excess Capital		$	291,600
Minimum net capital at 120%		$	120,000
Total aggregate indebtedness included in statement of financial condition		$	520
Ratio of aggregate indebtedness to net capital			.0013 to 1

ONYX Partners, Incorporated

SCHEDULE II – Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2007

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c-3-3(k)(2)(i).

SCHEDULE III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
June 30, 2007

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

SCHEDULE IV – Reconciliation of Net Capital Pursuant to Rule 17a-5(d)(4)
June 30, 2007

The following is a reconciliation, as of June 30, 2007 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited	$ 457,985
Audit Adjustments:	
Prepaid Asset Adjustment	1,566
Liability Adjustment	3,638
Other Expenses	(3,132)
Depreciation Expense	(1,718)
Audited	$ 458,339


De Joya Griffith & Company, LLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Independent Registered Public Accounting Firm report
On Internal Accounting Controls required by SEC Rule 17a-5

To the Board of Directors
Onyx Partners, Incorporated
Las Vegas, Nevada

In planning and performing our audit of the financial statements and supplemental schedule of Onyx Partners, Incorporated for the year ended June 30, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Onyx Partners, Incorporated, including test of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities account for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making the quarterly securities examination, counts, verifications, and comparisons
2) Recordation of differences required by Rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity of generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to

the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants (AICPA). A material weakness is a condition I which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including internal control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Director's, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for any other purposes.



De Joya Griffith & Company, LLC
Henderson, Nevada

August 23, 2007

END